Exhibit 99.411

Nextech AR Launches 3D SaaS Solutions ARitize Swirl for Ecommerce and ARitize Social Swirl for Social Media Ads

With ARitize Swirls ecommerce sites can now easily showcase products with immersive 3D banners leading to a higher conversion

ARitize Social Swirl offers ecommerce site owners an easy and integrated way to launch social media 3D/AR filters on SNAP, META and Instagram

VANCOUVER, B.C., Canada – February 17, 2022 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is excited to announce the launch of two new Saas solutions, ARitize Swirl and ARitize Social Swirl. ARitize Swirl is a self-serve platform that allows for the creation and management of clickable 3D and AR banners for ecommerce websites and is supported by Shopify, WooCommerce, BigCommerce and Magento. ARitize Social Swirl is a SaaS solution which creates social media ads using AR filters designed to work with client’s existing 3D models. This new offering paves the way for another revenue stream tied to ecommerce advertising by offering a simple no code required integrated way for the company’s 3D models to be used for immersive ads on Instagram, Snap and Meta.

These two SaaS offerings complement Nextech’s existing ARitize 3D studio of products, where clients manage their 3D models for ecommerce, and then take those same 3D models and put them in 3D banner ads, and run 3D AR social ads. As demand for 3D models continues to grow, Nextech is becoming a one-stop shop for ecommerce site owners. With this launch the company further solidifies its position as the premier provider of 3D modeling solutions for ecommerce and the metaverse.

ARitize Swirl

An ARitize Swirl is a swirling (rotating) 3D asset on the header or page of an ecommerce website. In a few simple steps, any customer can create a fully interactive ARitize Swirl 3D/AR banner using their existing 3D models, and embed them into their ecommerce website to create 6X higher purchase intent, increase conversions and click-through rates. The ARitize Swirl self-serve creator tool is an upsell opportunity for existing ARitize 3D clients, and allows for the creation and management of 3D and AR banners for their ecommerce websites, highlighting the products that clients wish to promote. All of the client’s ARitize 3D models are accessible through this platform. Existing 3D models, generated through ARitize 3D, are made available to be searched by title or SKU. Custom dimensions can be entered, or set dimensions can be selected from a list of presets. Unique backgrounds can be uploaded by users, or premade template backgrounds can be selected from an image library. ARitize Swirls can be previewed and reviewed before publishing, and embed codes are automatically generated once an ARitize Swirl is published, and can be copied and pasted onto the user’s ecommerce site. Banners can also be managed, edited, and archived on the self-serve platform, giving users ultimately flexibility when it comes to their Swirls.

View a video showcasing ARitize Swirl - click here

ARitize Swirl Examples

Furniture: Stool - click here

Accessories: Purse - click here

Equipment: Snowboard - click here

Furniture: Chair - click here

Footwear: Running Shoe - click here

ARitize Swirl includes:

●	3D and AR Website Banners

●	Immersive and Interactive

●	No 3D or AR experience required

●	On-demand creation

●	ecommerce Owners and Websites

●	360 Degree Product Visualization

●	Boost Customer Experience

●	Watch Customer Engagement Soar

●	Purchase Intent increases if you’re interacting with a 3D product

ARitize Social Swirl

ARitize Social Swirl is a social media AR filter designed to promote and visualize ecommerce products in an interactive and shareable way. Available for Instagram, Meta, and Snapchat, ARitize Social Swirls are designed to create new engagement opportunities for customers. ARitize Social Swirls is a managed service where Nextech creates ads for clients with their existing 3D models, or from Nextech’s existing list of AR templates, to be advertised on the client’s Instagram, Facebook and Snapchat. Nextech also creates custom filters to match client’s branding. When users click on the ad, they have the ability to see the product in 3D in their space, giving the user the ability to experience and interact with the product, before sending them to the client’s website to purchase the product.

View an ARitize Social Swirl example - click here

Nextech AR CEO Evan Gappelberg commented, “We are very excited to launch ARitize Swirl and ARitize Social Swirl. These two new 3D/AR solutions are part of our bigger mission which is to be the first vertically integrated AI powered 3D model factory for the metaverse”. He continues “The ability for our clients to create banners and social media ads using their existing 3D models means that our clients don’t need to hire outside agencies, 3D modelling companies or other tech providers in order to integrate their 3D models across their various platforms. Using our technology, we provide our clients with the one-stop solution to do it themselves. Today’s news is just another building block that adds to our revenue potential with a highly profitable SaaS offering, which is great for our growing business”.

An update to previously announced appointments, Chris Burton, Head of Global Sales, and Bradley Gittings, VP Investor Relations have both departed the company to pursue other opportunities. We wish them the best in their next pursuits.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

info@nextechar.com

866-274-8493

For further information, please contact:

Investor Relations Contact

Lindsay Betts

investor.relations@Nextechar.com

866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

4